Exhibit 3.1

AMENDED PROVISION OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF THE COMPANY

ARTICLE VI

…

E. Subject to the terms of any class or series of Preferred Stock and except as required by law, special meetings of the stockholders of the corporation may be called only by: (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption); (ii) the Chairman of the Board; (iii) the Chief Executive Officer; or (iv) the Secretary of the corporation upon the written request of one or more stockholders of record of the corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty~~-five~~ percent (~~25~~20%) “net long position” of the outstanding common stock of the corporation for at least 30 days prior to the date of such request and who have delivered such requests in accordance with and subject to the procedures and conditions and any other provisions set forth in the bylaws of the corporation (as amended from time to time), including any limitations set forth in the bylaws of the corporation on the ability to make such a request for such a special meeting and any provisions as to the determination and calculation of such twenty~~-five~~ percent (~~25~~20%) “net long position” for such 30 day period.